E.D.

SEC

19007806

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Register Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Road, Suite 1700
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Register (404) 364-2180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Building 2, Suite 1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 0 1 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Register Financial Associates, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AIMEE V. JOHNSON
NOTARY PUBLIC-GEORGIA
Gwinnett County
MY COMMISSION EXPIRES
APRIL 28, 2020

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGISTER FINANCIAL ASSOCIATES, INC.
Financial Statements
For the Years Ended
December 31, 2018 and 2017
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Register Financial Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Register Financial Associates, Inc. (the "Company") as of December 31, 2018 and 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1993.

February 28, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018 and 2017

ASSETS

	2018	2017
Cash and cash equivalents	$ 28,216	$ 20,864
Securities owned (Note I)	387,872	1,709,537
Receivable from clearing broker-dealer (Note E)	584,221	271,036
Other receivables	361,102	189,447
Due from related party	5,632	
Furniture and office equipment, at cost, less accumulated depreciation of $399,885 and $378,752 (Note B)	45,016	74,441
Deposit with clearing broker (Note E)	29,806	29,438
Other assets	195,168	139,826
Total assets	$ 1,637,033	$ 2,434,589

LIABILITIES AND STOCKHOLDERS' EQUITY

	2018	2017
LIABILITIES		
Accounts payable	$ 1,316	$ 3,847
Accrued commissions and compensation	407,528	213,264
Due to clearing broker dealer (Note E)	8,788	135,804
Retirement plan contribution (Note G)	20,000	20,000
Deferred Rent Expense (Note B)	72,153	73,854
Unearned Revenue	36,161	-
Other accrued liabilities	40,902	35,006
Total liabilities	586,848	481,775
STOCKHOLDERS' EQUITY (Note C)		
Common stock, $1 par value, 20,000 shares authorized, 918 shares issued and outstanding	918	918
Additional paid-in capital	978,922	978,922
Retained earnings	70,345	972,974
Total stockholders' equity	1,050,185	1,952,814
Total liabilities and stockholders' equity	$ 1,637,033	$ 2,434,589

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For The Years Ended December 31, 2018 and 2017

	2018	2017
REVENUES		
Commissions	$ 4,128,905	$ 4,036,111
Mutual Fund and 12B-1 Fees	528,364	507,692
Investment Banking	211,500	139,044
Dividend Income	11,446	3,977
Interest Income	233,491	303,797
Other Revenues	101,779	103,941
Gains/(loss) from investments	(161,145)	267,270
	5,054,340	5,361,832
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	3,778,640	3,732,327
Clearing costs	246,914	216,895
Communications	34,478	29,367
Occupancy	289,030	279,693
Other operating expenses	605,726	615,210
	4,954,788	4,873,492
NET INCOME	$ 99,552	$ 488,340

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 99,552	$ 488,340
Noncash items included in net income:		
(Gain) on securities owned	161,145	(267,270)
Depreciation	32,520	30,698
(Increase)/Decrease in due from broker-dealer	(313,185)	254,270
(Increase) in other receivables	(171,655)	(181,015)
(Increase) in due from related party	(5,632)	-
(Increase)/Decrease in other assets	(55,343)	(61,213)
Increase/(Decrease) in payables and accrued expenses	106,774	(3,054)
(Decrease) in deferred rent	(1,702)	89,650
Increase in accrued retirement plan contribution	- 0 -	5,000
Increase/(Decrease) in deposit clearing broker	(368)	(78)
NET CASH PROVIDED/(USED) BY OPERATING ACTIVITIES	(147,894)	355,328
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in securities owned, net	199,018	(113,857)
Purchase of property and equipment	(3,095)	(37,416)
NET CASH PROVIDED/(USED) BY INVESTING ACTIVITIES	195,923	(151,273)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions of Equity	(40,677)	(200,000)
NET CASH USED BY INVESTING ACTIVITIES	(40,677)	(200,000)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	7,352	4,055
CASH AND CASH EQUIVALENTS:		
Beginning of year	20,864	16,809
End of year	$ 28,216	$ 20,864
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Distribution of securities owned	$ 961,503	$ -
Interest paid	$ 3,654	$ 9,180

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance December 31, 2016	$ 918	$978,922	$ 684,634	$1,664,474
Distributions	-	-	(200,000)	(200,000)
Net Income	-	-	488,340	488,340
Balance December 31, 2017	$ 918	$978,922	$ 972,974	$1,952,814
Distributions	-	-	(1,002,181)	(1,002,181)
Net Income	-	-	99,552	99,552
Balance December 31, 2018	$ 918	$978,922	$ 70,345	$1,050,185

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is engaged in a single line of business as a broker-dealer. The Company was organized under the laws of the state of Georgia in 1992. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of publicly traded securities and investment advisory services. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Securities Owned: Investments in securities owned consisted of common stocks at December 31, 2018 and 2017. The securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income. Proprietary securities transactions are recorded on the trade date, as if they had settled.

Furniture and Office Equipment: Furniture and office equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholders.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as an S corporation, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

New Pronouncements: In February 2016, the FASB issued a new pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B – REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include,

a. Investment Brokerage (including income earned on riskless principal transactions)
b. Interest and dividend income
c. Principal transactions (trading gains and losses)
d. Investment banking M&A advisory fees
g. Mutual fund and 12b-1 fees
h. Floor brokerage and exchange fees

Revenue from Contracts with Customers:

Investment Brokerage Fees (Gross):
The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the Company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

.

The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

NOTE B – REVENUE RECOGNITION (CONTINUED)

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The retainer fees or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Mutual Fund (pooled investment vehicles) and 12b1 fees:
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

NOTE C – LEASE COMMITMENT

Operating leases: The Company leases office premises under an operating lease. The Company's commitment under the office premises operating lease is approximately the following:

2019	290,000
2020	298,000
2021	307,000
2022	183,000
	$ 1,078,000

Rent expense for the years ended December 31, 2018 and 2017 was approximately $286,000 and $274,000, respectively.

The Company has an office premises lease that contains a period of free rent. The deferred rent liability arises from allocation of the rent payments over the term of the lease to the free rent period.

NOTE D – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $562,714, which was $462,714 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.04 to 1.0.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals, corporations and institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE F – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing organization at December 31, 2018 and 2017 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2018 and 2017 and no allowance is required.

Amounts payable to the clearing broker dealer at December 31, 2018 and 2017 consist of margin debt collateralized by securities owned. The margin debt bears interest from 3.75% to 4.0%.

NOTE G – CONTINGENCIES

The Company is subject to customer claims and litigation in the normal course of business. The Company has no arbitrations or litigation in progress at December 31, 2018.

NOTE H – RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all employees. Company contributions are discretionary and employer contributions for 2018 and 2017 were $20,000 and $20,000, respectively

NOTE I – RELATED PARTY

The Company is affiliated with a Related Party, a sister entity, that is a Registered Investment Advisor. For 2018 and 2017, the Related Party reimbursed the Company for rent of $32,800 and $32,800, respectively, and other office, general & administrative fees expenses of $187,200 and $187,200, respectively, pursuant to an Expense Sharing Agreement between the parties. In addition, the Company is reimbursed by the Related Party for commissions paid to the Company's brokers that was earned by the brokers from activity in the Related Party.

NOTE J – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017.

NOTE J – FAIR VALUE (CONTINUED)

	Fair Value Measurements December 31, 2018	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment Securities owned, available for sale, common stocks, publicly traded	$ 387,872	$ 387,872	$ -	$ -

	Fair Value Measurements December 31, 2017	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment Securities owned, available for sale, common stocks, publicly traded	$ 1,709,537	$ 1,709,537	$ -	$ -

Fair value of investments securities available for sale is determined by obtaining quoted prices on nationally recognized securities exchanges.

SUPPLEMENTAL INFORMATION

SCHEDULE I
REGISTER FINANCIAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:

Total stockholders' equity	$1,050,185
Less non-allowable assets:	
Furniture and office equipment	(45,016)
Other Receivables	(31,015)
Other assets	(344,746)
Total non-allowable assets	(420,777)
Net capital before haircuts	629,408
Less haircuts:	
Money Market assets	7,970
Worthless Securities	639
Securities owned	58,085
Total haircuts	(66,694)
Net capital	562,714
Less required capital	(100,000)
Excess net capital	$ 462,714
Aggregate indebtedness-liabilities	$ 586,848
Ratio of aggregate indebtedness to net capital	1.04 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018.

There is no significant difference between net capital as reported in Part II of Form X-17A-5, and net capital as reported above.

REGISTER FINANCIAL ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Register Financial Associates, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Register Financial Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Register Financial Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Register Financial Associates, Inc. stated that Register Financial Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Register Financial Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Register Financial Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

REGISTER FINANCIAL

MANAGEMENT EXEMPTION REPORT

Register Financial Associates, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: Throughout the fiscal year ended December 31, 2018, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Name Scott E. Register

Authorized Signature ____________

Title Principal

Date 2-25-2019

ONE ALLIANCE CENTER › 3500 LENOX ROAD › SUITE 1700 › ATLANTA › GA 30326
OFFICE 404.364.2180 › TOLL FREE 800.765.8062 › FAX 404.364.2182